UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 15)1
NACCO Industries, Inc.

(Name of Issuer)
Class B Common Stock, par value $1.00 per share

(Title and Class of Securities)
629579 20 02

(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 15 Pages)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 20 02	Schedule 13D/A	Page	2	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Taplin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		337,310

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		337,310

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	337,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	4	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	5	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	6	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia L. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	7	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin Jr., as Trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2008 B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		767,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	767,009

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	47.7%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	8	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin Jr., as Trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008 B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		472,371

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		472,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	472,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.4%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	9	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin Jr., as Trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2009 B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		7,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,000

WITH	10	SHARED DISPOSITIVE POWER

		294,728

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	301,728

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.8%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	10	of	15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin Jr., as Trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2009 B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		46,052

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		472,371

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,052

WITH	10	SHARED DISPOSITIVE POWER

		472,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	518,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.3%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D/A	Page 11 of 15 Pages
     The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S-T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006 and as amended by Amendment No. 14 filed on February 14, 2007 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and National City Bank, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.
Item 2. Identity and Background
(a) - (c) Item 2 of the Filings are hereby amended as follows:
     The statements under the heading Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
     Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. He is a commercial retail real estate salesperson with Edgemark Commercial Real Estate Services LLC.
     The statements under the heading David B. Williams, which appear in the Filings, are hereby deleted and replaced by the following:
     David B. Williams. Mr. Williams’ business address is 20 North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.
     The statements under the heading Julia L. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
     Julia L. Rankin. Ms. Rankin’s business address is 3209 Highland Place, NW, Washington, DC 20008. She is a teacher at the National Child Research Center.
     The following New Reporting Persons shall be added:
     Alfred M. Rankin, Jr., as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2008B. Mr. Rankin’s address is 5875 Landerbrook Drive, Cleveland, Ohio 44124. He is Chairman, President and Chief Executive Officer of the Company.
     Alfred M. Rankin, Jr., as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008B. See above information regarding Mr. Rankin.
     Alfred M. Rankin, Jr., as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2009B. See above information regarding Mr. Rankin.

CUSIP No. 629579 20 02	Schedule 13D/A	Page 12 of 15 Pages
     Alfred M. Rankin, Jr., as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008B. See above information regarding Mr. Rankin.
Item 5. Interest in Securities of the Issuer
     (a) - (b) Item 5 of the Filings relating to the individual beneficial ownership of the Reporting Persons is hereby amended as follows:
     The statements under the heading Thomas E. Taplin, which appear in the Filings, are hereby deleted in their entirety.
     The statements under the heading Beatrice B. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
     Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 337,310 shares of Class B Common, which constitute approximately 2.1% of the Class B Common outstanding as of December 31, 2007.
     The following New Reporting Persons shall be added:
     Alfred M. Rankin, Jr., as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2008B. Mr. Rankin, as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2008B, shares the power to dispose of 767,009 shares of Class B Common, which constitute approximately 47.7% of the Class B Common outstanding as of December 31, 2007.
     Alfred M. Rankin, Jr., as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008B. Mr. Rankin, as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008B, shares the power to vote and dispose of 472,371 shares of Class B Common, which constitute approximately 29.4% of the Class B Common outstanding as of December 31, 2007.
     Alfred M. Rankin, Jr., as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2009B. Mr. Rankin, as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2009B, (a) has the sole power to vote and dispose of 7,000 shares of Class B Common, and (b) shares the power to dispose of 294,728 shares of Class B Common. Collectively, the 301,728 shares of Class B Common beneficially owned by Mr. Rankin, as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2009B, constitute approximately 18.8% of the Class B Common outstanding as of December 31, 2007.
     Alfred M. Rankin, Jr., as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2009B. Mr. Rankin, as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2009B, (a) has the sole power to vote and dispose of 42,056 shares of Class B Common, and (b) shares the power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 518,423 shares of Class B Common beneficially owned by Mr. Rankin, as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2009B, constitute approximately 32.3% of the Class B Common outstanding as of December 31, 2007.
     (e) On June 3, 2007, Thomas E. Taplin passed away. As a result of his death, Mr. Taplin ceased to be a beneficial owner of more than five percent of the outstanding shares of Class B Common.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended by inserting at the end thereof the following:
     Effective March 24, 2006, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 34 and is incorporated herein in its entirety.

CUSIP No. 629579 20 02	Schedule 13D/A	Page 13 of 15 Pages
     Effective September 19, 2007, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 35 and is incorporated herein in its entirety.
Item 7. Material to be Filed As Exhibits
         Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 34	Amendment to Stockholders’ Agreement, dated as of March 24, 2006, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders.

Exhibit 35	Amendment to Stockholders’ Agreement, dated as of September 19, 2007, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders.
[Signatures begin on the next page.]
[The Remainder of this page was intentionally left blank.]

CUSIP No. 629579 20 02	Schedule 13D/A	Page 14 of 15 Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Margaret E. Taplin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Thomas E. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for National City Bank, as trustee*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Allison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*

CUSIP No. 629579 20 02	Schedule 13D/A	Page 15 of 15 Pages

Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2004 A*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2004 B*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney in Fact for Julia L. Rankin*
Attorney in Fact for Thomas Parker Rankin*
Attorney-in-Fact for Rankin Associates, IV, L.P.*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2008 B*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified
Annuity Interest Trust 2008 B*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2009 B*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified
Annuity Interest Trust 2009 B*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2 of such Exhibit, in Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, in Exhibit 28 at pages 6 through 7 of such Exhibit, in Exhibit 29 at pages 6 through 7 of such Exhibit, in Exhibit 30 at pages 6 through 7 of such Exhibit, in Exhibit 32 at pages 5 through 6 of such Exhibit, in Exhibit 33 at pages 5 through 6 of such Exhibit, in Exhibit 34 at pages 6 through 7 of such Exhibit and in Exhibit 35 at pages 6 through 7 of such Exhibit.